Filed in the Office of	Business Number **E15729292021-5**
[signature] F V Aguilar Secretary of State State Of Nevada	Filing Number **20243916376**
	Filed On **03/15/2024 11:49:52 AM**
	Number of Pages **5**

CERTIFICATE OF DESIGNATION OF THE

SERIES A CONVERTIBLE PREFERRED STOCK

OF

SPARX HOLDINGS GROUP, INC.

Pursuant to Section 78.1995 of the
Nevada Revised Statutes

RESOLVED, that pursuant to the authority expressly vested in the Board of Directors of Sparx Holdings Group, Inc. (the "Company") by the Articles of Incorporation, as amended, (the "***Articles of Incorporation***" and in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes, the Board of Directors hereby fixes the powers, designation, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the Series A Convertible Preferred Stock; and

RESOLVED FURTHER, that the Company is authorized to issue Series A Convertible Preferred Stock on the following terms and with the provisions herein set forth:

1. Designation and Number of Shares. Of the 5,000,000 shares of preferred stock, $0.0001 par value per share ("***Preferred Stock***"), authorized pursuant to Article IV of the Articles of Incorporation, 500,000 shares are hereby designated as Series A Convertible Preferred Stock, par value $0.0001 per share (the "***Series A Convertible Preferred Stock***") having a stated value of One Dollar ($1.00) per share (the "***Stated Value***").

2. Dividend and Distribution Rights of Stock. The Series A Convertible Preferred Stock and shares of the Company's common stock shall be treated equally, identically, and ratably, on a per-share basis, with respect to any dividend or distribution by the Company, including in respect of distributions upon liquidation of the Corporation. No dividends shall be declared or payable in the form of Series A Convertible Preferred Stock.

3. Conversion Rights. Shares of the Series A Convertible Preferred Stock shall convert into common stock of the Company (the "Common Stock") as follows:

(a) Limits on Conversion of Holder Shares. Notwithstanding the Designation Conversion Rights and/or anything to the contrary in the Series A Designation, the owner (*the "**Holder**"*) of shares of Series A Convertible Preferred Stock will automatically be converted into Common Stock of Sparx Holdings Group, Inc. upon the following terms:

(b) Automatic Mandatory Conversion. The Issued and outstanding Series A Convertible Preferred Stock held by Holders will automatically convert into Common Stock of Sparx Holdings Group, Inc. quoted and traded on OTC Pink Market tier under the ticker symbol SHGI on the first OTC Market Trading Day as defined below, Three Hundred Sixty-Six (366) days after the end of close of Regulation Crowdfunding offering(s) conducted by a crowdfunding intermediary registered with the Securities and Exchange Commission as a broker or funding portal (the "Conversion Date"). We may conduct multiple closings. Securities will be issued in book-entry with each closing.

(c) Conversion Price. Each share of Series A Convertible Preferred Stock will automatically convert into an equivalent dollar amount of Common Stock in book-entry form on the following basis: 65% multiplied by the five-day volume weighted average price ("***Five-Day Average VWAP***") representing a discount rate of 35%.

(d) The daily VWAP will be calculated by adding up the dollars traded for every transaction executed as published in OTC Markets Pink Sheets (price multiplied by number of shares traded) and dividing it by the total number of shares traded for the day.

(e) The final calculated Five-Day Average VWAP will be determined by averaging (taking the arithmetic mean of) the daily volume-weighted average price of Holder's stock as published on OTC Markets Pink Sheets for each of the last full five trading days ending on and including the last trading day preceding the date of conversion. Trading day shall mean any day on which a minimum of 10,000 shares of Common stock of SHGI ("Required Minimum Shares") is traded on the OTC Markets or other securities market on which the Common stock is then being traded. ("**Trading Day**"). If, in the event the Required Minimum Shares is not met on any given Trading Day, then the next transactional Trading Day will substitute as a Trading Day of the Five-Day Average VWAP. If the final Five-Day Average VWAP cannot be calculated in the manner provided above, then the fair market value as reasonably determined by the Company will be applied.

(f) <u>Mechanics of Conversion.</u> For the avoidance of doubt, the Stated Value of each Series A Convertible Preferred Share is $1.00 and if the Five-Day Average VWAP is $.50 for example, then each Series A Convertible Preferred Share would be converted into 3.07 shares of Common Stock. Fractional shares will be converted out to two decimal places and then rounded up to the next whole share resulting in the issuance of 4 shares of Common stock. On the Conversion Date, the Company shall issue to the Holder that number of shares of Common Stock computed using the following formula:

$$X = \frac{Y}{(A)(B)}$$

Where:

X = The number of Common Shares to be issued to the Holder, (the "Conversion Shares").
Y = The number of Series A Convertible Preferred Shares owned by the Holder.
A = Five-Day Average VWAP (at the date of such calculation).
B = The Conversion Discount Factor of .65 represents a 35% discount rate.

4. <u>Bonus Shares</u>. Holder(s) owning at least 5,000 shares of the Series A Convertible Preferred Stock on the Conversion Date shall automatically receive additional shares of Common Stock on the Conversion Date for no additional consideration ("Bonus Shares") to Holder calculated as follows:

$$X = (Y)(Z)$$

Where:

X = The number of Bonus Shares to be issued to the Holder.
Y = The number of Series A Convertible Preferred Shares owned by the Holder.
Z = The Conversion Bonus Factor of .10 represents a 10% bonus in the number of Common Shares issued to Holder.

4. <u>Delivery of Conversion Shares Upon Conversion</u>. As soon as practicable after the Conversion Date, the Company or its transfer agent shall deliver, or cause to be delivered, to the converting Holder (A) the number of Conversion Shares being acquired upon the conversion of the Series A Convertible Preferred Stock, which Conversion Shares shall bear a restrictive legend. The Company or its transfer agent shall deliver the Conversion Shares as follows: The Company shall (i) issue to such Holder the uncertificated Conversion Shares by registering such shares with transfer agent in the Company's books and records as book-entry shares, upon which such shares shall thereafter be uncertificated and (ii) take all action necessary to provide such Holder with evidence of the uncertificated book-entry shares, including any action necessary under applicable law in accordance therewith, including in accordance with Nevada Revised Statutes ("NRS").

5. <u>Concerning the Common Stock</u>. The shares of Common Stock issuable upon conversion may not be sold or transferred, unless: (a) such shares are sold pursuant to an effective registration or offering statement under the Act; or (b) the Holder and the Company's transfer agent shall have been furnished with an opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the Common Stock to be sold or transferred may be sold or transferred pursuant to an exemption from such registration (such as Rule 144 or a successor rule ("Rule 144") or (Regulation A); or (c) such shares are transferred to an "affiliate" (as defined in Rule 144) of the Holder who agrees to sell or otherwise transfer the shares only in accordance with this Section 5 and who is an Accredited Investor (as defined in Rule 501(a)).

6. <u>Fundamental Transaction</u>. In case of any reorganization, reclassification or change of the Common Stock (including any such reorganization, reclassification or change in connection with a consolidation or merger in which the Corporation is the continuing entity), or any consolidation of the Company with, or merger of the Company with or into, any other entity (other than a consolidation or merger in which the Company is the continuing entity), or of any sale of the properties and assets of the Company as, or substantially as, an entirety to any other person or entity, each share of Series A Convertible Preferred Stock then outstanding shall thereafter be convertible into the kind and amount of stock or other securities or property receivable upon such reorganization, reclassification, change, consolidation, merger or sale by a holder of the number of shares of Common Stock into which such shares of Series A Convertible Preferred Stock would have been converted prior to such transaction.

7. <u>Reservation of Shares Issuable Upon Conversion</u>. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Convertible Preferred Stock as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder (and the other Holders of the Series A Convertible Preferred Stock), not less than such aggregate number of shares of the Common Stock as shall be issuable upon the conversion of the then outstanding shares of Series A Convertible Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

8. <u>Redemption</u>. The Series A Preferred Stock does not have any redemption rights.

9. <u>Voting Rights</u>. Except as otherwise provided herein or as otherwise required by law, the Series A Convertible Preferred Stock shall have no voting rights.

10. <u>Return of Status as Authorized Shares</u>. Upon Conversion, the Series A Convertible Preferred Shares will be automatically returned to the status of authorized and unissued shares of Preferred Stock, available for future designation and issuance pursuant to the terms of the Articles of Incorporation.

11. <u>Notices</u>. All notices and other communications given or made pursuant to this Certificate of Designation shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

All communications shall be sent to the Company at 1800d Mineral Spring Avenue, #164, North Providence, RI 02904 with attention to Jeffrey DeNunzio, Director having an email address of jeff@vfinancialgroup.com or such other email address, facsimile number or address as subsequently modified by written notice.

(a) <u>Consent to Electronic Notice</u>. Each Holder consents to the delivery of any stockholder notice pursuant to the NRS or superseded from time to time, by electronic transmission (or any successor thereto) at the electronic mail address set forth with crowdfunding portal. Each Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

12. <u>Governing Law</u>. All questions concerning the construction, validity, enforcement, and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of New Nevada, without regard to the principles of conflict of laws thereof. Each holder agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees, or agents) shall be commenced in the state and federal courts sitting in the state of Nevada (the "<u>Nevada Courts</u>"). Each Holder hereto hereby irrevocably submits to the exclusive jurisdiction of Nevada for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Nevada Courts, or such Nevada Courts are improper or

inconvenient venue for such proceeding. Each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Holder at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each Holder hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

13. Amendments. The Company, by or under the authority of the Board of Directors, may amend, alter, supplement, or repeal any provision of this Certificate of Designation without the consent of the majority vote of Holders of the Series A Convertible Preferred Stock at the time outstanding that may or may not adversely affect the voting powers, rights, or preferences including but not limited to as follows:

(a) The number of authorized shares of Series A Convertible Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding).

(b) Authorize or create any stock of any class or series ranking senior to or on an equal level with the Series A Convertible Preferred Stock in the distribution of assets on any liquidation of the Company or in the payment of dividends.

(c) Merge or consolidate the Company with and into any other Company.

(d) Purchase or redeem any shares of any series of stock ranking junior or on parity with the Series A Convertible Preferred Stock.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Designation as of this 15th day of March, 2024.

SPARX HOLDINGS GROUP, INC.

By: /s/ Cassandra DeNunzio
    Cassandra DeNunzio,
  Its President & Chief Executive Officer

Filed in the Office of	Business Number **E15729292021-5**
(signature)	Filing Number **20243915462**
Secretary of State State Of Nevada	Filed On **03/15/2024 06:50:01 AM**
	Number of Pages **3**

CERTIFICATE OF DESIGNATION OF THE

SERIES Z SUPER VOTING PREFERRED STOCK

OF

SPARX HOLDINGS GROUP, INC.

Pursuant to Section 78.1995 of the
Nevada Revised Statutes

RESOLVED, that pursuant to the authority expressly vested in the Board of Directors of Sparx Holdings Group, Inc. (the "Company") by the Articles of Incorporation, as amended, (the "***Articles of Incorporation***" and in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes, the Board of Directors hereby fixes the powers, designation, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the Series Z Super Voting Preferred Stock; and

RESOLVED FURTHER, that the Company is authorized to issue Series Z Super Voting Preferred Stock on the following terms and with the provisions herein set forth:

1. Designation and Number of Shares. Of the 5,000,000 shares of preferred stock, $0.0001 par value per share ("***Preferred Stock***"), authorized pursuant to Article IV of the Articles of Incorporation, two (2) shares are hereby designated as Series Z Super Voting Preferred Stock, par value $0.0001 per share (the "***Series Z Super Voting Preferred Stock***").

2. Rank. The Series Z Super Voting Preferred Stock shall rank: (i) Senior and prior to the common stock, par value $0.0001 per share, of the Company (the "***Common Stock***") or any additional series of preferred stock which may in the future be issued by the Company; (ii) Senior and prior to all other classes or series of capital stock of the Company currently outstanding or any additional capital stock which may in the future be issued by the Company.

3. Holders. The holders of the Series Z Super Voting Preferred Stock shall be Cassandra DeNunzio aka Cassandra Galli and Jeffrey DeNunzio. Each holder will be issued One (1) share of the Series Z Super Voting Preferred Stock in book entry form upon the stamped recording of this Certificate of Designation of the Series Z Super Voting Preferred Stock.

4. Voting Rights. Except as otherwise provided herein or by law and in addition to any right to vote as a separate class as provided by law, the Holder(s) of the Series Z Super Voting Preferred Stock shall have full voting rights and powers on all matters subject to a vote by the shareholders of the Company's Common Stock and shall be entitled to notice of any shareholders meeting in accordance with the Bylaws of the Company, and shall be entitled to vote with respect to any question upon which shareholders of Common Stock or shareholders of any other class or series of voting capital stock having the right to vote, including, without limitation, the right to vote for the election of directors, voting together with the shareholders of Common Stock or Holders of any other class or series of voting capital stock having the right to vote, as one class.

For so long as at least one share of Series Z Super Voting Preferred Stock is issued and outstanding, the Holders of Series Z Super Voting Preferred Stock shall vote together as a single class with the shareholders of any other class or series of shares entitled to vote with the Common Stock, (collectively, the "***Voting Capital Stock***"), with the Holders of Series Z Super Voting Preferred Stock being entitled to eighty percent (80%) of the total votes on all such matters regardless of the actual number of Series Z Super Voting Preferred Stock then outstanding, and the shareholders of Voting Capital Stock and any other shares entitled to vote being entitled to their proportional share of the remaining 20% of the total votes based on the their respective voting power.

5. Dividends. Unless otherwise declared from time to time by the Board of Directors, out of funds legally available thereof, the Holders of shares of the outstanding shares of Series B Super Voting Stock shall not be entitled to receive dividends.

1

6. <u>No Preemptive or Conversion Rights</u>. Holders of Series Z Super Voting Preferred Stock shall not be entitled as a matter of right, to subscribe for purchase or receive any part of any stock of the Company of any class whatsoever, or of securities convertible into or exchangeable for any stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend by virtue of the Series Z Super Voting Preferred Stock nor shall the shares of Series Z Super Voting Preferred Stock be convertible into shares of the Company's Common Stock.

7. <u>Liquidation Rights</u>. The Holder(s) of the Series Z Super Voting Preferred Stock shall not be entitled to receive any distributions in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary.

8. <u>Other Rights and Limitations of Series Z Super Voting Preferred Stock</u>. The Holder(s) of Series Z Super Voting Preferred Stock, in addition to the Voting Rights set forth in Section 4 above, shall (i) have limited conversion rights to convert the shares of Series Z Super Voting Preferred Stock with respect to shares of Series Z Super Voting Preferred Stock issued in the name of a Holder who ceases serving as an officer, director, or key employee of the Company as a result of death of such Holder. Upon the death of a Holder, the shares of Series Z Super Voting Preferred Stock outstanding will automatically transfer and shall be deemed assigned to the remaining living Holder ("***Primary Beneficiary***") of the Series Z Super Voting Preferred Stock pursuant to the Nevada Uniform Transfer on Death Security Registration Act under NRS 111.620. If, in the event there is no remaining Primary Beneficiary, then the issued and outstanding Series Z Super Voting Preferred Stock held by the Holder will be transferred and assigned accordingly by devise, descent, or by operation of law to one or more immediate family members of such Holder or to a trust or family conservatorship established for the benefit of such immediate family members, (each a "***Contingent Beneficiary***") provided that the Contingent Beneficiary agrees in writing to be bound by the terms and conditions of this Certificate of Designation.

9. <u>Who Deemed Absolute Owner</u>. The Company may deem the Holder(s) in whose name shares of the Series Z Super Voting Stock is registered upon the Company's books to be, and may treat it as, the absolute owner of such shares of Series Z Super Voting Preferred Stock for all purposes, and the Company shall not be affected or bound by any notice to the contrary.

10. <u>Transfer Restrictions. Legend</u>. The shares of the Series Z Super Voting Preferred Stock being issued ot the Holders are not transferable other than pursuant to Section 8.

11. <u>Stock-Transfer Register</u>. The Company shall keep at its principal office an original copy of a register in which it shall provide for the registration of the Series Z Super Voting Preferred Stock. Upon any transfer of the Series Z Super Voting Preferred Stock in accordance with the provisions hereof, the Company shall register such transfer on its stock-transfer register.

12<u>. Decision-Making.</u> If, in the event that the Holders of the Series Z Super Voting Preferred Stock are unable to reach consensus on any matter entitled to vote upon with shareholders of the Company's Voting Capital Stock (a "Deadlocked Matter"), the Company's Chief Executive Officer shall have the final decision-making authority with respect to such Deadlocked Matter.

13. <u>Amendments</u>. The Company may amend this Certificate of Designation only with the affirmative vote of Holders of a majority of the then outstanding shares of Series Z Super Voting Preferred Stock.

 IN WITNESS WHEREOF, the undersigned has signed this Certificate of Designation as of this 15th day of March, 2024.

SPARX HOLDINGS GROUP, INC.

By: /s/ Cassandra DeNunzio
    Cassandra DeNunzio,
  Its President & Chief Executive Officer



Filed in the Office of	Business Number E15729292021-5
Barbara K. Cegavske (signature)	Filing Number 20222490621
Secretary of State	Filed On 7/19/2022 11:57:00 AM
State Of Nevada	Number of Pages 3

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: Prime Time Holdings, Inc.

Entity or Nevada Business Identification Number (NVID): NV20212151811

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☐ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) ☐ incorporators ☐ board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 83.92%

☐ Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:

Changes to takes the following effect:

☐ The entity name has been amended.
☐ The purpose of the entity has been amended.
☐ The authorized shares have been amended.
☐ Other: (specify changes)

☐ Dissolution
☐ Merger
☐ Conversion

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: _____ Time: _____ (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☒ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) See Attached Page for Amendments to Article I and IV. (attach additional page(s) if necessary)
6. Signature: (Required)	X _____ Director Signature of Officer or Authorized Signer Title X _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

ARTICLE I
NAME

The name of the Corporation shall be Sparx Holdings Group, Inc.

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares which this Corporation shall have authority to issue is: Five Hundred and Five Million (505,000,000) shares of $0.0001 par value each, which Five Hundred Million (500,000,000) shares shall be designated "Common Stock"; and Five Million (5,000,000) shares of $0.0001 par value each, which shares shall be designated "Preferred Stock". The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation or the Nevada Business Corporation Act. No holder of any shares of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the Corporation, including shares or securities held in the treasury of the Corporation.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
    www.nvsilverflume.gov

Filed in the Office of	Business Number **E15729292021-5**
Barbara K. Cegavske	Filing Number **20211572928**
Secretary of State State Of Nevada	Filed On **06/30/2021 13:03:32 PM**
	Number of Pages **6**

Formation - Profit Corporation

☑	NRS 78 - Articles of Incorporation Profit Corporation	☐	NRS 80 - Foreign Corporation	☐	NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**Prime Time Holdings, Inc.**

2. Registered Agent for Service of Process: (Check only one box)	☐ Commercial Registered Agent (name only below) ☑ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below)
	REGISTERED AGENTS INC
	Name of Registered Agent **OR** Title of Office or Position with Entity
	401 Ryland St., STE 200-A **Reno** Nevada **89502**
	Street Address City Zip Code
	Nevada
	Mailing Address (If different from street address) City Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.*
	X _____ _____
	Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)	This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☑ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders
 	
(NRS 78: Board of Directors/ Trustees is required.
 	
NRS 78a: Required if the Close Corporation is governed by a board of directors.
 	
NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)
	1) **Jeffrey DeNunzio**
	     Name
	
	     780 Reservoir Avenue, #123 **Cranston** **RI** **02910**
	     Address City State Zip Code

5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation: _____ **5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
        www.nvsilverflume.gov

Formation - profit Corporation
Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	**Yes** ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	**Transacting all lawful business for which corporations may be incorporated pursuant to the Nevada Business Corporation Act.**

8. Authorized Shares:
(Number of shares corporation is authorized to issue)

Number of common shares with Par value: 200000000.0   Par value: $ .0001

Number of preferred shares with Par value: 5000000.0   Par value: $ .0001

Number of shares with no par value: **0**

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or **Authorized Signer** for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

Jeffrey DeNunzio			United States
Name			Country
780 Reservoir Avenue, #123	Cranston	RI	02910
Address	City	State	Zip/Postal Code

X   **Jeffrey DeNunzio**   (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Filed in the Office of	Business Number E15729292021-5
Barbara K. Cegavske	Filing Number 20211572928
Secretary of State State Of Nevada	Filed On 06/30/2021 13:03:32 PM
	Number of Pages 6

ARTICLES OF INCORPORATION OF
PRIME TIME HOLDINGS, INC.

KNOW ALL MEN BY THESE PRESENTS That the undersigned incorporator being a natural person of the age or twenty-one years or more and desiring to form a body corporate under the laws of the State of Nevada does hereby sign, verify and deliver in duplicate to the Secretary of State or the State of Nevada, these Articles of Incorporation.

ARTICLE I
NAME

The name of the Corporation shall be Prime Time Holdings, Inc.

ARTICLE II
PERIOD OF DURATION

The Corporation shall exist in perpetuity from and after the date of filing these Articles of Incorporation with the Secretary of State of the State of Nevada unless dissolved according to law.

ARTICLE III
PURPOSES AND POWERS

1 Purposes. Except as restricted by these Articles of Incorporation, the Corporation is organized for the purpose of transacting all lawful business for which corporations may be incorporated pursuant to the Nevada Business Corporation Act.

2 General Powers. Except as restricted by these Articles of Incorporation, the Corporation shall have and may exercise all powers and rights which a corporation may exercise legally pursuant to the Nevada Business Corporation Act.

3. Issuance of Shares. The board of directors of the Corporation may divide and issue any class of stock of the Corporation in series pursuant to a resolution properly filed with the Secretary of State of the State of Nevada.

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares which this Corporation shall have authority to issue is: Two Hundred Five Million (205,000,000) shares of $0.0001 par value each, which Two Hundred Million (200,000,000) shares shall be designated "Common Stock"; and Five Million (5,000,000) shares of $0.0001 par value each, which shares shall be designated "Preferred Stock". The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation or the Nevada Business Corporation Act. No holder of any shares of the Corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the Corporation, including shares or securities held in the treasury of the Corporation.

ARTICLE V
CUMULATIVE VOTING

1

In any election of directors of the Corporation, a holder of any class or series of stock then entitled to vote in such election shall be entitled to as many votes as shall equal (i) the number of votes which (except for this Article as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of stock multiplied by (ii) the number of directors to be elected in the election in which his class or series of snares is entitled to vote and each stockholder may cast all of such voles for a single director or for any two or more of them as he may see fit. To exercise the right of cumulative voting, one or more of the stockholders requesting cumulative voting must give written notice to the president or secretary of the Corporation that the stockholder desires that the voting for the election of directors be cumulative.

ARTICLE VI
TRANSACTIONS WITH INTERESTED DIRECTORS OR OFFICERS

No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested, shall be either void or voidable solely because of such relationship or interest or solely because such director or officer is present at the meeting of the board of directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or solely because their votes are counted for such purpose, if;

(a) The fact of such relationship or interest is disclosed or known to the board of directors or committee and noted in the minutes and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by vote or consent sufficient for the purpose without counting the votes or consents of such interested directors, or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction in good faith by a majority vote or written consent. The votes of the common or interest directors or officers must be counted in any such vote of stockholders, or

(c) The fact of such relationship or interest is not disclosed or known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action, or

(d) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized or approved

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction and if the votes of the common or interested directors are not counted at the meeting, then a majority of the disinterred directors may authorize, approve or ratify the contract or transaction.

ARTICLE VII
INDEMNIFICATION

The Corporation is authorized to provide indemnification of its directors, officers, employees and agents whether by bylaw agreement, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification expressly permitted by Section 78.751 of the Nevada Business Corporation Act for breach of duty to the Corporation and its shareholders subject only to the applicable limits upon such indemnification as set forth in the Nevada Business Corporation Act. Any repeal or modification of this Articles VII or Article XI shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII
ADOPTION AND AMENDMENT OF BYLAWS

The initial Bylaws or the Corporation shall be adopted by its board of directors. Subject to repeal or change by action of the shareholders, the power to alter, amend or repeal the Bylaws or adopt new Bylaws shall be vested in the board of directors. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not inconsistent with law or these Articles of Incorporation.

ARTICLE IX
RESIDENT AGENT

The name of the Corporation's resident agent and the street address is Registered Agents Inc., 401 Ryland Street, Suite 200-A, Reno, NV 89502.

The resident agent may be changed in the manner permitted by law.

ARTICLE X
INITIAL BOARD OF DIRECTORS

The number of directors of the Corporation shall be fixed by the Bylaws of the Corporation, and the number of directors of the Corporation may be changed from time to time by consent of the Corporation's directors. The initial board of directors of the Corporation shall consist of one (1) director. The name and address of the person(s) who shall serve as director(s) until the first annual meeting of shareholders and until his successor(s) are elected and shall qualify is:

Jeffrey DeNunzio
780 Reservoir Avenue, #123
Cranston, RI 02910

ARTICLE XI
LIMITATION OF LIABILITY OF DIRECTORS AND
OFFICERS TO CORPORATION AND SHAREHOLDERS

No director or officer shall be liable to the Corporation or any shareholder for damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (a) shall be liable under Section 78.300 of the Nevada Business Corporation Act or any amendment thereto or successor provision thereto or (b) shall have acted or faded to act in a manner involving intentional misconduct fraud or a knowing violation of law. Neither the amendment nor repeal of this Article, nor the adoption of any provision in the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring prior to such amendment, repeal or adoption of an inconsistent provisions. This Article shall apply to the full extent now permitted by Nevada law or as may be permitted in the future by changes or enactments in Nevada law, including without limitation Section 78.300 and/or the Nevada Business Corporation Act.

ARTICLE XII
INCORPORATOR

The name and address of the incorporator is Jeffrey DeNunzio, 780 Reservoir Avenue, #123, Cranston, RI 02910.

IN WITNESS WHEREOF, the above-named incorporator has signed these Articles of Incorporation this 30th day of June, 2021.

/s/ Jeffrey DeNunzio
Jeffrey DeNunzio



Filed in the Office of *Barbara K. Cegavske* Secretary of State State Of Nevada	Business Number **E15729292021-5** Filing Number **20211572928** Filed On **06/30/2021 13:03:32 PM** Number of Pages **6**

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of represented entity: Prime Time Holdings, Inc. Entity or Nevada Business Identification Number (NVID): ____ (for entities currently on file)
2. Registered Agent Acceptance:	☑ Registered Agent Acceptance
3. Information Being Changed:	Statement of Change takes the following effect: (select only one) ☐ Appoints New Agent (complete section 5) ☐ Update Represented Entity Acting as Registered Agent (complete sections 5) ☐ Update Registered Agent Name (complete sections 4 & 5) ☐ Update Registered Agent Address (complete sections 4 & 5)
4. Registered Agent Information Before the Change: (Non-commercial registered agents **ONLY**)	Name of Registered Agent **OR** Title of Office or Position with Entity: ____ Street Address: ____ City: ____ Nevada Zip Code: ____ Mailing Address (if different from street address): ____ City: ____ Nevada Zip Code: ____
5. Newly Appointed Registered Agent or Registered Agent Information After the Change:	☐ Commercial Registered Agent:(name only below) ☑ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title or position and address below) Name of Registered Agent **OR** Title of Office or Position within Entity: Registered Agents Inc. Street Address: 401 Ryland St. STE 200-A City: Reno Nevada Zip Code: 89502 Mailing Address (if different from street address): ____ City: ____ Nevada Zip Code: ____
6. Electronic Notification: (Optional)	Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only: ____
7. Certificate of Acceptance of Appointment of Registered Agent: (Required)	*I hereby accept appointment as Registered Agent for the above named Entity.* X *Bill Hume* Date: 06/30/2021 **Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity**
8. Signature of Represented Entity: (Required)	X *Jeffrey DeNunzio* Date: 06/30/21 **Authorized Signature On Behalf of the Entity**

FEE: $60.00
This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 1/1/2019



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov


Initial List and State Business License Application


Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

Prime Time Holdings, Inc.

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

IMPORTANT: *Read instructions before completing and returning this form.*

Please indicate the entity type (check only one):

☑ Corporation

    ☐ This corporation is publicly traded, the Central Index Key number is:

<table>
<tr><td>Filed in the Office of

Barbara K. Cegavske

Secretary of State
State Of Nevada</td><td>Business Number
E15729292021-5
Filing Number
20211572931
Filed On
06/30/2021 13:03:32 PM
Number of Pages
2</td></tr>
</table>

☐ Nonprofit Corporation (see nonprofit sections below)

☐ Limited-Liability Company

☐ Limited Partnership

☐ Limited-Liability Partnership

☐ Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)

☐ Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

☐ 001 - Governmental Entity

☐ 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

---

For nonprofit entities formed under NRS chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee.
Exemption Code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

    ☐ Unit-owners' Association   ☐ Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

For nonprofit entities formed under NRS Chapter 82 and 80: Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax deductible contributions?

☐ No - no additional form is required

☐ Yes - the *Charitable Solicitation Registration Statement* is required.

☐ The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

        Failure to include the required statement form will result in rejection of the filing and could result in late fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
        www.nvsilverflume.gov

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE <u>PRESIDENT</u>:

Jeffrey DeNunzio	USA		
Name	Country		
780 Reservoir Avenue, #123	Cranston	RI	02910
Address	City	State	Zip/Postal Code

CORPORATION, INDICATE THE <u>SECRETARY</u>:

Jeffrey DeNunzio	USA		
Name	Country		
780 Reservoir Avenue, #123	Cranston	RI	02910
Address	City	State	Zip/Postal Code

CORPORATION, INDICATE THE <u>TREASURER</u>:

Jeffrey DeNunzio	USA		
Name	Country		
780 Reservoir Avenue, #123	Cranston	RI	02910
Address	City	State	Zip/Postal Code

CORPORATION, INDICATE THE <u>DIRECTOR</u>:

Jeffrey DeNunzio	USA		
Name	Country		
780 Reservoir Avenue, #123	Cranston	RI	02910
Address	City	State	Zip/Postal Code

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X   Jeffrey DeNunzio

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer *FORM WILL BE RETURNED IF UNSIGNED*

President	06/30/2021
Title	Date



SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Prime Time Holdings, Inc.** did, on 06/30/2021, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 06/30/2021.

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State



Certificate
Number: B202106301796882
You may verify this certificate
online at http://www.nvsos.gov



SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

Prime Time Holdings, Inc.

Nevada Business Identification # NV20212151811
Expiration Date: 06/30/2022

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.

License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 06/30/2021.



Certificate Number: B202106301796887
You may verify this certificate
online at http://www.nvsos.gov

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State